Exhibit 99.1

Bayer AG

Transcript of First Employee Webcast Q&A

May 23rd 2016

(minutes based on sound recording)

Q&A

Michael Preuss: Thanks. - We have already received some questions from you. One is: Shall we be concerned with the reputational risk brought on by this potential M&A?

Werner Baumann: Well, depending on where you look, Monsanto has a, let’s say, very, very different picture in terms of reputation. In the US, Monsanto is a very, very reputable company. There is also criticism, of course, because of the genetically modified food that is being produced by Monsanto and Roundup or Glyphosate. But these are very, very good products that are needed in order to feed the population. Because without it, modern agriculture would not be able to produce enough food and feed for humans and animals alike. So, you can criticize it, but you have to understand that these are very, very important products. And only science and further innovation will actually enable us to find new and other solutions going forward as we join forces between both companies.

In Europe, the picture is somewhat different. In Europe, there is a big opposition against GMOs. And the good thing about this, if you want so, is that Bayer has a very, very strong reputation, a fantastic brand, a fantastic image. And as I said earlier: Bayer has always been and continues to be a company that stands for strong values and for upmost responsibility that we use when we deal with people and society and also with our businesses. And that will continue to be the case. I think we will make a positive and lasting step forward, one step at a time, once we have joined forces.

Michael Preuss: There is a next question: Isn’t the deal just too big for Bayer and too expensive?

Werner Baumann: Well, this is a very, very large transaction. I don’t want to belittle this. This is actually the biggest ever that we would do for Bayer. It would also be the biggest that any German company has done. But this is not important. Important is: Do these businesses fit? And then, of course: Can we finance it, and how can we finance it? We have a very conservative financing policy. We have looked at the best way to finance this transaction. And while we bought other businesses in the past predominantly by using more debt, this here is way too big to it this way. So, what we are going to do is: We are going to issue new shares, so we create a bigger base of shares and equity, and that in turn will then allow us to also raise new debt. And the combination of both will then actually enable us to finance this transaction. Based on the first perspective also of the rating agencies who look at this, their feedback is that our plan looks quite solid.

Michael Preuss: The next question is on the timeframe: Has this been defined, and can you share some key milestones?

Werner Baumann: Milestones yes. Today is the first one. We will now have to wait for the response of Monsanto’s board of directors. Only then can we see what the next steps are going to be. It can go very, very quick, or it can be a longer process. But at this point in time we don’t know. There are different scenarios that we will have to consider, different ways to try to engage. At this point in time no clear perspective, but rest assured, we will update you once we know and see through this a little bit clearer.

Michael Preuss: We have a few questions also on our share price development. What can Bayer now do to win back shareholder’s trust?

Werner Baumann: We are in preparation actually as of tonight to go and see all of our major shareholders to explain the attractiveness of this combination. We will be on the road talking to a lot of shareholders either existing or potential shareholders to convince them of this unmatched value proposition.

It goes without saying that many shareholders would have liked us to do something different, because they were under the impression that we would continue to focus our external investments on our Healthcare businesses. And that is exactly where the corporate strategy is not necessarily always aligned with certain shareholder groups. We think that based on the strength and the heritage we have in Crop Science, we should now take the next step. We are utterly convinced that building a leader in Crop Science going forward for the combined business is the best and most attractive option for Bayer to continue to develop its portfolio. That is something we have to convince our shareholders of as well.

Michael Preuss: There is a next question to Liam: How will we handle the different approaches of go-to-market strategies at Crop Science and Monsanto?

Liam Condon: I think it’s fair to say: We’ve actually got a lot of experience in working together already today with Monsanto. We have various collaborations. Various people from Monsanto have joined our company. Some of our people have even joined Monsanto. We are very familiar with their go-to-market model. We have already given this a lot of thought. We are pretty convinced that we can very quickly align our go-to-market model and that we would have a very, very successful business model going forward. So, we don’t see the go-to-market model as a major issue.

I think the major issue perceptionally might be a difference in culture. But here, again, from a cultural point of view, at the end of the day we are two companies who are totally committed to innovation and science on the one side and who have a passion for agriculture. With that, I’m pretty sure we will get this right.

Michael Preuss: There is a next question: What does it mean for Animal Health?

Werner Baumann: Well, Animal Health is actually right now growing very nicely. We have a few new products. One of them I would point out particularly is Seresto that achieved at least for Animal Health standards a blockbuster status last year, substantially earlier than expected. Our Animal Health business does well and defends its position well in the industry. We will continue to fund and develop this business organically. Bigger steps in terms of external growth are difficult to do and finance now — that I should say as well -, but other than that, Animal Health is a very, very good business of ours that we continue to stand behind.

Michael Preuss: The next question is: Will Bayer be split up into two separate companies after the acquisition of Monsanto into a focused pharma company and a focused agro company?

Werner Baumann: We are a focused Life Sciences company. And this means that we are standing on three strong pillars. One is agriculture, crop science business, the other one is over the counter medicines, our consumer health business, and the third one is the business of prescription medicines; that is our pharmaceutical business. And it doesn’t make any sense for us to now think about splitting up the company, because we believe that we have the right skill base and the right competences, and with that every right in the world to manage, grow and develop these businesses under the Bayer brand.

Michael Preuss: The next question is: How does this all fit with the New Bayer approach and the new organization a few months ago, and are we just going to continue this or are there any changes?

Werner Baumann: A company of our size reorganizes itself every ten to fifteen years. There is no doubt that the organizational setup we are implementing is the right one also for New Bayer with a substantially stronger Crop Science business. There is absolutely no change we are seeing here. It is very important for all our colleagues that are working on bringing New Bayer to life that we continue to put our efforts behind it. The earlier we are ready with it, the better it is, because thereafter we will have to welcome an organization, the Monsanto organization into New Bayer, and it will help tremendously if we are set with the implementation of New Bayer. That is what the project organization, our people in the divisions and also in the functions should focus on going forward.

Michael Preuss: Here is a concern with regard to the debt: Will we be able to finance innovation also in our other divisions, especially also in pharma?

Werner Baumann: This is an excellent question. Let me be very clear on this: There is not a single Dollar or a single Euro that we are going to take away from pharma in order to pay for the acquisition of Monsanto. Actually, as a matter of fact, the acquisition of Monsanto stands on its own financially. By combining the two businesses, by generating the first synergies and with a very solid financing structure, we will have more operating money available to us than before. So, the company will have a stronger earnings profile. You will also see that our profit, our results on a clean EBITDA basis or on a clean, adjusted earnings per share basis will already start to be higher than in our stand-alone today from year one after the acquisition and then grow rapidly thereafter. We will continue to fund our Pharmaceuticals, our Consumer and our Animal Health business with everything they need in order to grow and flourish. There is nothing that is going to be deviating from this statement going forward.

Michael Preuss: Next question is: How do we assess the situation with Glyphosate at the moment?

Liam Condon: Maybe I can say a few words on Glyphosate. I think as you know, there is an ongoing discussion in Europe about the re-registration of Glyphosate. The situation is that Germany was actually the rapporteur for the re-registration in Europe. The German coalition at some time agreed to support the proposal by the European Commission to extend the registration by nine years. That position was revised in the last week or two. Germany has now abstained from their vote. So, what’s happening is: a little bit of political wrangling in the background and the EC basically has to come to a decision by the 30th of June for Glyphosate in Europe. This is a standard re-registration process that all products go through at different points in time.

So, we can’t speculate on the outcome because it is in the political arena right now. But what we can say is that every single regulatory body in the world has confirmed that there is no carcinogenic risk attached to Glyphosate. Be it in Germany, be it in Europe, be it at the global level, at WHO or FAO, basically every relevant authority has confirmed the safety of the product. The discussion that’s now going on in Europe is more of a political nature than a scientific nature.

Michael Preuss: The next question is: Can you elaborate more on the digital platform that also will be then combined?

Liam Condon: I mean this is one of the most exciting elements actually of the entire collaboration. The core is seeds and traits and crop protection, bringing them together.

But if we really want to take agriculture to the next level, we are looking at how we can basically maximize harvests, minimize inputs, natural resources and do this in a way that we can basically ensure that we are not compromising on the environment.

If you think of the power of big data nowadays, if we bring this to the farm — this is already happening on the farm today —, there are absolutely tremendous opportunities related to digitization. On the one side, there is a lot of work going on to correlating seed genetics and what’s going on with soil health to optimize the seed productivity. On the other side, if you think in our arena where we feel at home today, in the area of crop protection, we can already today through satellite imagery detect a plant disease many, many days before farmers can even see with their eye that there is an issue visible. There is a vision here that basically if we can translate this imagery then down to a tractor in a field and this gets automatically transmitted into an algorithm, a tractor can drive out into the field and spray exactly that part of the field where an issue has been detected. This might be a driverless tractor. This works on the farm perfectly already today. With smart sensor technology you only spray a little bit of the field and not the entire field unless the entire field has been infested.

So, these are possibilities that are not many, many years away. These are possibilities that are actually possible now. We are working on it particularly with a crop protection point of view. Monsanto is working on it particularly from a seeds and traits and soil health productivity point of view. By combining forces, there is going to be a tremendous transformation in agriculture. This is something we are very excited about.

Michael Preuss: The next question is on sites: Will the Crop Science division’s headquarters stay in Monheim?

Liam Condon: Shall I take that, Werner?

Werner Baumann: Yes, sure, I mean you are the head of the business. So, come on.

Liam Condon: Yes, our proposal is that the global headquarters for the combined company will be in Monheim. The global seeds and traits organization will, of course, be based in North America. Our proposal here is St. Louis given simply the fact that all of the competences and skills of the Monsanto organization are based in St. Louis. So, we will have a combined organization similar to what we have today where we have a global organization based out of Monheim. But already today Crop Science has its seeds and traits business located in the US.

Michael Preuss: The next question is: Are there any effects on BBS?

Werner Baumann: Oh, yes. BBS is — as in the past — one of the most important organizations to actually help integrate and then provide support with all the services that BBS renders to our businesses today. There will be no change going forward. While there is an operating integration going on between the Crop Science division and the Monsanto division, once we are far enough along, it is very clear that the new and combined business will, of course, share our services platform. With that this is actually very, very good news for business services, because it will enhance the services that will be rendered for a bigger and, I’m sure, also very demanding business in their quest to market leadership.

Michael Preuss: The next question is: Are we going to sell any other businesses to finance the deal?

Werner Baumann: No. We are not going to sell any of the businesses in order to finance a deal. We are looking at this very differently. I mentioned already that the acquisition of Monsanto would be financed exclusively by new issuance of equity, so new shares, and new debt. There are no business activities that need to be sold. On the other side I will say though that we will continue to manage our portfolio of businesses and look at what our businesses need in order to develop in the best possible way going forward. We may not always be the best owner of these businesses. These are separate assessments that are completely unrelated to an acquisition or non-acquisition of Monsanto. So, to cut a long story short: Nothing will be sold in order to buy something else.

Michael Preuss: I would say we have one more question and also for this international webcast then a final question. It’s about integration. So, we are now quoting you on the Monsanto integration being no more complex than previous integrations we already did. What will be the greatest challenge of integration in the case of Monsanto?

Werner Baumann: Well, you know, you see here in front of the camera two veterans of the Schering times; it’s actually Liam and myself. Interestingly enough, both of us lived through I think very, very intensively the coming together of both organizations. I think it was very, very successful, but it was also a lot of work. We had a very, very good plan that was executed against actually joining forces with employees on both sides. It was the largest integration ever at the time, because Schering was a very complex organization with many, many, many companies around the world, roughly 23,000, 24,000 people.

What we are saying now if we look at this, is that from a structural perspective you could argue that Monsanto is somewhat more simpler in its structure. Now, why is that? First of all, Monsanto has a similar size in terms of employee base as it was the case with Schering. However, the business is highly concentrated in the Americas, so the biggest part of Monsanto’s revenue is in the US, almost 60 percent of their revenue and roughly 50 percent of the people. So, it’s going to be a huge challenge for our US organization without a doubt but to the extent that we have a large concentration on the US, Brazil and Argentina relative to our organization, both the crop organization and Bayer’s organization. The acquisition needs the integration of other countries that are substantially smaller. Monsanto does not have a big footprint outside of the Americas - it is only 20 percent of their business -, and we are kind of the opposite.

So, that’s why we are saying that overall it is not necessarily more complex than the acquisition and integration of Schering - yet it comes with a but. But it is a substantial challenge in the US, and it will pose a substantial challenge also to Liam and his leadership team to integrate this business and make it a new combined business that is going to be led not only from Monheim but it’s going to be led from two centers, one in Monheim and the other for selected functions in the US.

Michael Preuss: Well, thanks a lot. We know there are, of course, many other questions right now that you are submitting. We will take a look at the intranet. We are going to collect these questions. You also should have received a letter from the board. There is an email address in there which you can use all the time. We have a communications center up and running that takes care of answering the questions.

And we make sure that those questions are going to be answered on the intranet along the way.

So, for our international colleagues, thank you very much for joining us on a very short notice. Again, we are going to have a second webcast at 7pm. That’s mainly then also for the colleagues in America. Thanks again for joining. And for the international ones: Have a nice day! Thank you! Bye, bye.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.